œrlikon

082-34643

07022393

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

RECEIVED
2007 APR -9 A 10: 20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date April 3, 2007
Contact Martina C. Schuler

Unaxis Holdings

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. M. C. Schuler

Corporate Communications

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

Enclosure

- **Oerlikon acquires laser technology enterprise SiLas**

dlo 4/10

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Oerlikon acquires laser technology enterprise SiLas

Lead in solar technology bolstered

Pfäffikon SZ, April 3, 2007 – Oerlikon Solar has bolstered its know-how base in the swiftly expanding solar market through the acquisition of SiLas, a laser technology development enterprise. The acquired Silas GmbH was a subsidiary of Innolas Holding GmbH, Krailing, a global leader in laser technology. It specializes in the processing of thin-film silicon coating. The hitherto outsourced laser segment will now be integrated into Oerlikon's existing production line together with the 21 employees involved. Oerlikon's position as a leading provider of production systems for thin-film solar modules is thus boosted by this acquisition.

As leading provider of high-performance laser tools, InnoLas has been an important partner for Oerlikon Solar over the past few years. The integration of laser scribing technology in Oerlikon's manufacturing process played a major part in the development and realization of its mass production systems for thin-film solar module production. "The now finalized acquisition of SiLas is a logical outcome of our partnership. It gives us exclusive access to SiLas' know-how," explains Oerlikon CEO Thomas Limberger. This move not only strengthens the company's market position, it also speeds up the production and delivery times for turn-key solar systems.

Laser technology plays a key role in the production of thin-film solar modules and nano-structures. In this process, the individual layers are divided by laser into miniscule segments. The thus produced solar cells are then electrically connected by means of a laser scribing process, which results in fully functioning solar modules. Through the acquisition of SiLas, Oerlikon Solar has gained access to laser technology for all thin-film materials including amorphous silicon (a Si), µ-morphous silicon (µ-si) and cadmium telluride (CdTe).

The combination of SiLas' technological know-how with that of the recently acquired Exitech will give a further boost to Oerlikon's leading technological position in the laser industry. "Laser is fast becoming one of Oerlikon's key technologies," says Limberger.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

The Oerlikon Optics and Wafer Processing business units also stand to benefit from this latest acquisition through shared research and development.

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 18,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was the best performing stock of the year 2006.
*(*Aggregated annual sales in 2006 for the Oerlikon Group (CHF 1.7 billion) and the Saurer Group (CHF 3.1 billion)).*

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